Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE OF CLASS MEETING FOR HOLDERS OF A SHARES

NOTICE OF CLASS MEETING FOR HOLDERS OF H SHARES

NOTICE IS HEREBY GIVEN that the following meetings of China Southern Airlines Company Limited (the “Company”) will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Wednesday, 8 November 2017:

(1)	the extraordinary general meeting (“EGM”) will be held at 2:30 p.m. on 8 November 2017 or any adjournment thereof;

(2)	the class meeting for holders of A shares (“A Shares”) of the Company will be held immediately after the conclusion of the EGM or any adjournment thereof; and

(3)	the class meeting for holders of H Shares (“H Shares”) of the Company will be held immediately after the conclusion of the class meeting for holders of A Shares or any adjournment thereof.

These meetings are to be held for the following purposes (unless otherwise indicated, capitalised terms used in this notice have the same meanings as those defined in the circular of the Company dated 22 September 2017 (the “Circular”) relating to, among other things, the Proposed Share Issuance):

EGM

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

1.	To consider the resolution regarding the satisfaction of the conditions of the non-public issue of A Shares of the Company.

2.	To consider the resolution regarding the Feasibility Report on the Use of Proceeds from the non-public issue of A Shares of the Company (revised version).

3.	To consider the resolution regarding the submission to the general meeting of the Company to grant the waiver from making a mandatory general offer by China Southern Air Holding Company and parties acting in concert with it.

4.	To consider the resolution regarding the impacts of dilution of current returns of the non-public issue of Shares and the relevant remedial measures and the undertakings from controlling shareholder, directors and senior management of the Company on the relevant measures (revised version).

5.	To consider the resolution regarding the Plan of Shareholders’ Return of China Southern Airlines Company Limited (2017-2019).

6.	To consider the resolution regarding the Report on Use of Proceeds from Previous Fund Raising Activities.

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, to approve the following resolutions as special resolutions:

7.	To consider the resolution regarding the proposal of the non-public issue of A Shares and the non-public issue of H Shares of the Company (revised version):

The resolution regarding the detailed proposal of the non-public issue of A Shares of the Company

7.01	Types of A Shares to be issued and the par value

The shares to be issued under this issuance are domestic listed RMB ordinary shares (A Shares) with par value of RMB1.00 each.

7.02	Issue method and period of A Shares

The A Shares will be issued by way of non-public issue to the targeted subscribers. The Company will choose the appropriate time to issue within the valid period as approved by CSRC and other regulatory authorities.

7.03	Targeted subscribers and subscription method of A Shares

The targeted subscribers of this non-public issue of A Shares are not more than 10 specific investors, including China Southern Air Holding Company (hereinafter referred to as “CSAHC”), the controlling shareholder of the Company. Among them, CSAHC will subscribe for A Shares to be issued in this non-public issuance by its 50.00% stake in MTU Maintenance Zhuhai Co., Ltd. (hereinafter referred to as “MTU Zhuhai”) and a partial of cash. The trading price of 50.00% stake in MTU Zhuhai will be assessed by assessment agencies having the practice qualification of securities and determined based on the assessment results approved or recorded by the state owned assets supervision and administration department. The foregoing assets’ valuation amounted to RMB1.838930 billion as accessed by China United Asset Appraisal Group Limited and as approved and recorded by the state owned assets supervision and administration department, and after MTU Zhuhai 2016 dividend adjustments, the trading price is amounted to RMB1.741080 billion. CSAHC intends to subscribe for not less than 31.00% of the actual issuance size of A Shares in this non-public issuance, and the rest of the investors’ subscription for A Shares in this non-public issuance will be made in cash in RMB. The final number of shares to be subscribed by CSAHC shall be determined by way of signing of supplemental agreement between CSAHC and the Company after the determination of the issue price. CSAHC will not participate in any price bidding process, and will accept the result of market inquiry and make subscription of the A Shares under this non-public issuance at same price subscribed by specific investors.

The other targeted subscribers (other than CSAHC) are securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, financial companies and other qualified investors. The fund management company using two or above funds under its management to make the subscription will be treated as one subscriber; trust investment company as the subscriber can only use its own fund to make the subscription. Under the above scope, the specific subscribers will be determined by bidding process in accordance with Implementation Details of Non-Public Issuance of Shares by Listed Companies (Revised in 2017) (《上市公司非公開發行股票實施細則》(2017年修訂)) after this non-public issue of A Shares being approved by CSRC and other regulatory authorities.

7.04	Issue price of A Shares

According to the Implementation Details of Non-Public Issuance of Shares by Listed Companies (Revised in 2017) (《上市公司非公開發行股票實施細則》(2017年修訂)), the price benchmark date of this non-public issue of A Shares shall be the first day of the issuance period.

The issue price of this non-public issue of A Shares shall not be lower than a price determined as the higher of the 90.00% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date, and the most recent net assets value per share of the Company. The final issue price will be determined by the board of directors of the Company or its authorised persons in consultation with the sponsors (lead underwriter) with reference to bid prices in accordance with Implementation Details of Non-Public Issuance of Shares by Listed Companies (Revised in 2017) ( 《上市公司非公開發行股票實施細則》(2017年修訂)) after this non-public issue of A Shares being approved by CSRC and other regulatory authorities. The issue price of this non-public issue of A Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, transfer to share capital from capital reserve and bonus issue during the period from the price benchmark date to the date of issuance. The adjustment methods are set out as follows:

	When distributing cash dividends only, the adjustment formula will be: PA1 = PA0 - DA

‚	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PA1 = PA0/(1 + EA)

ƒ	When distributing cash dividends and issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PA1 = (PA0 - DA)/(1 + EA)

whereas PA1 represents the adjusted issue price, PA0 represents the issue price before adjustment, DA represents cash dividends per Share and EA represents the number of bonus shares per Share or the number of Shares resulting from capitalisation of capital reserve to be issued for cash Share.

The average trading price of the A Shares in the 20 trading days preceding the price benchmark date = the total trading amount of A Shares traded in the 20 trading days preceding the price benchmark date/the total volume of A Shares traded in the 20 trading days preceding the price benchmark date.

7.05	Issue size of A Shares and number of shares to be issued

The number of A Shares to be issued under this non-public issue is not more than 1,800,0,000 new A Shares (including 1,800,000,000 A Shares), and the total issue size is up to RMB9,500.00 million (including RMB9,500.00 million). The final number of shares to be issued will be counted to single digits.

The number of the A Shares to be issued under this non-public issue of A Shares will be adjusted in case of ex-right or ex-dividend events including bonus issue and transfer to share capital from capital reserve during the period from the date of the meeting of board of directors for determining the non-public issue of A Shares to the date of issuance. The adjustment formula is set out as follows:

QA1 = QA0 x (1 + EA)

whereas QA1 represents the number of Shares to be issued after adjustment, QA0 represents the maximum number of Shares to be issued before adjustment, EA represents the number of bonus shares per Share or the number of Shares resulting from capitalisation of capital reserve to be issued for each Share.

7.06	Lock-up period of A Shares

The shares to be subscribed by CSAHC shall not be transferred within 36 months from the completion date of this non-public issue of A Shares. The shares to be subscribed by other specific subscribers shall not be transferred within 12 months from the completion date of this non-public issue of A Shares.

7.07	Proceeds raised and the use of proceeds of A Shares

The total size of this non-public issue of A Shares will be not more than RMB9,500 million (including RMB9,500 million), among which, CSAHC will subscribe with its 50.00% equity interest held in MTU Zhuhai and partly in cash for a proposed subscription percentage no less than 31.00% of the actual issue size of the issuance, while other investors shall subscribe in RMB cash. The trading price of 50.00% stake in MTU Zhuhai will be assessed by assessment agencies having the practice qualification of securities and determined based on the assessment results approved or recorded by the state owned assets supervision and administration department. The foregoing assets’ valuation amounted to RMB1.838930 billion as accessed by China United Asset Appraisal Group Limited and as approved and recorded by the state owned assets supervision and administration department, and after MTU Zhuhai 2016 dividend adjustments, the trading price is amounted to RMB1.741080 billion. The proceeds raised in cash from this nonpublic issue of A Shares will be not more than RMB7,758,920,000.

The proceeds raised in cash from this non-public issue of A Shares (after deduction of relevant expenses for the issuance) will be invested into the following projects:

              Unit: RMB10,000

Serial No.	Project Name	Total Investment Amount	Proceeds to be Invested not Exceeding

1	Procurement of 41 aircraft	4,074,696.00	765,415.00
2	Selection and installation of lightweight seat for A320 series aircraft	13,226.00	10,477.00
	Total	4,087,922.00	775,892.00

If the actual proceeds to be raised in cash from this non-public issue of A Shares (after deduction of relevant expenses for the issuance) are less than the aggregate amount of the proceeds proposed to be invested in the aforementioned projects, the Company will make up for the shortfall by utilising self-raised funds. Before the actual receipt of the proceeds to be raised from this non-public issue of A Shares, the Company will, depending on the actual situations of the progress of the projects, finance these projects by self-raised funds, which will be replaced once the proceeds from the issuance have been received.

7.08	Place of listing of A Shares

The A Shares issued under this non-public issue will be listed and traded on The Shanghai Stock Exchange after the expiry of the lock-up period.

7.09	The arrangement for the undistributed profits accumulated before the non-public issue of A Shares

The Company’s undistributed profits accumulated prior to the non-public issue of A Shares shall be shared by all the new and existing shareholders of the Company after the completion of the non-public issue of A Shares.

7.10	Validity period of this resolution regarding the non-public issue of A Shares

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to this non-public issue of A Shares at the EGM and class general meetings.

The resolution regarding the detailed proposal of the non-public issue of H Shares of the Company

7.11	Types of H Shares to be issued and the par value

The shares to be issued under this issuance are overseas listed ordinary shares (H Shares) with par value of RMB1.00 each.

7.12	Issue method and period of H Shares

The H Shares will be issued by way of non-public issue to a targeted subscriber at appropriate time within the valid period as approved by CSRC.

7.13	Targeted subscriber and subscription method of H Shares

Targeted subscriber: Nan Lung Holdings Limited (or a wholly-owned subsidiary appointed by CSAHC).

Subscription method: the target subscriber will subscribe for the shares in cash.

7.14	Issue price of H Shares

The issue price of this non-public issue of H Shares is the average trading price of the H Shares in the 20 trading days preceding the date of the fifteenth meeting of the seventh session of the board of directors held on (the “Date of Board Meeting”), i.e. HK$6.27 per H Share (the average trading price of the H Shares in the 20 trading days preceding the Date of Board Meeting = the total trading amount of H Shares traded in the 20 trading days preceding the Date of Board Meeting/the total volume of H Shares traded in the 20 trading days preceding the Date of Board Meeting). The issue price of the H Shares to be issued under this non-public issue of H Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, transfer to share capital from capital reserve and bonus issue during the period from the resolution announcement date of the meeting of board of directors to the date of issuance. The adjustment methods are set out as follows:

	When distributing cash dividends only, the adjustment formula will be: PH = PH0 - DH

‚	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PH = PH0/(1 + EH)

ƒ	When distributing cash dividends and issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PH = (PH0 - DH)/(1 + EH)

whereas PH0 represents the issue price before adjustment, PH represents the adjusted issue price, DH represents cash dividends per Share and EH represents the number of bonus shares per Share or the number of Shares resulting from capitalisation of capital reserve to be issued for cash.

The Company has completed the implementation of the 2016 profit distribution plan on 26 July 2017, in which a cash dividend of RMB1 per 10 Shares (equivalent to HK$1.144 per 10 Shares) (tax inclusive) has been distributed, the issue price of this non-public issuance of H shares will be adjusted to HK$6.156 per share accordingly.

7.15	Issue size of H Shares and number of shares to be issued

Issue size: the total gross proceeds to be raised from this non-public issue of H Shares shall be no more than HK$3,699.30 million (including HK$3,699.30 million).

The number of shares to be issued: the number of H Shares to be issued under this nonpublic issue of H Shares shall be no more than 590,000,000 H Shares (including 590,000,000 H Shares). The number of the H Shares to be issued under this non-public issue of H Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue and transfer to share capital from capital reserve during the period from the resolution announcement date of the meeting of board of directors to the date of issuance of the such new H Shares. The adjustment formula is set out as follows:

QH1 = QH0 x PHo/PH

whereas QH1 represents the number of Shares to be issued after adjustment, QH0 represents the number of Shares to be issued before adjustment, PH0 represents the issue price before the adjustment and PH represents the adjusted issue price.

The Company has completed the implementation of the 2016 profit distribution plan on 26 July 2017, in which a cash dividend of RMB1 per 10 Shares (equivalent to HK$1.144 per 10 Shares) (tax inclusive) has been distributed, the number of H shares to be issued under this non-public issue of H Shares will be adjusted to not exceed 600,925,925 shares (including 600,925,925 shares) accordingly.

7.16	Lock-up period of H Shares

The targeted subscriber undertakes that it shall not deal or transfer the H Shares to be obtained under the non-public issue of H Shares within 36 months from the completion date of the non-public issue of H Shares except for the transfer of the H Shares to a wholly-owned or controlled (either directly or indirectly) subsidiary of CSAHC as permitted by the laws of the PRC, other laws applicable to the Company and the listing rules of the stock market where the Company is listed. The said transferee will be subject to the same lock-up period. If there are any different requirements by CSRC and the stock market where the Company is listed, the subscriber has agreed to comply with such requirements. The subscriber shall issue relevant lock-up undertaking in relation to the shares to be subscribed under this non-public issue of H Shares according to the PRC laws, regulations, relevant requirements of the stock market where the Company is listed and the requirement of the Company. The subscriber can pledge or create other securities interest for all or partial of the H Shares to be obtained under this non-public of issue during the lock-up period, but the formalities for registration of transferring such shares due to the pledge or other forms of securities is still subject to the lock-up period.

7.17	Use of proceeds of H Shares

The proceeds from the non-public issue of H Shares, after deduction of relevant expenses, will be used to supplement general operating funds of the Company.

7.18	Listing arrangement of H Shares

The Company will make the applications to The Stock Exchange of Hong Kong Limited (hereinafter referred to as “Stock Exchange”) for the listing of, and permission to deal in, the H Shares to be issued under this non-public issue. H Shares issued under this non-public issue can traded on the Stock Exchange after the expiry of the lock-up period.

7.19	The arrangement for the undistributed profits accumulated before the non-public issue of H Shares

The Company’s undistributed profits accumulated prior to the non-public issue of H Shares shall be shared by all the new and existing shareholders of the Company after the completion of the non-public issue of H Shares.

7.20	Validity period of this resolution regarding the non-public issue of H Shares

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to this non-public issue of H Shares at the EGM and class general meetings.

7.21	The relationship between the non-public issue of A Shares and the non-public issue of H Shares

The non-public issue of A Shares and the non-public issue of H Shares are interconditional upon each other, that is: If either the non-public issue of A Shares or the non-public issue of H Shares is not obtained all approvals or permissions as required by the applicable laws and regulations, including but not limited to the approvals or permissions from internal approval authorities of CSAHC, the general meeting of the Company, the A Share class general meeting, the H Share class general meeting, State-owned Assets Supervision and Administration Commission of the State Council of the PRC, Civil Aviation Administration of China Central and Southern Regional Administration, CSRC and other regulatory authorities, the implementation of either the non-public issue of A Shares or the non-public issue of H Shares will not be conducted.”

8.	To consider the preliminary proposal of the non-public issue of A Shares (revised version).

9.	To consider the connected transactions involved in the non-public issue of A Shares and the non-public issue of H Shares (revised version).

10.	To consider the resolution regarding the conditional Subscription Agreement relating to the subscription of the A Shares under the non-public issue of A Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.

11.	To consider the resolution regarding the Supplemental Agreement to the conditional A Share Subscription Agreement entered between the Company and the specific entity.

12.	To consider the resolution regarding the conditional Subscription Agreement relating to the subscription of the H Shares under the non-public issue of H Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.

13.	To consider the resolution regarding the amendments to the Articles of Association of China Southern Airlines Company Limited.

14.	To consider the resolution regarding the Board or the authorized person(s) thereof is hereby authorized with full power to deal with all matters relating to the non-public issue of A Shares and the non-public issue of H Shares.

MEETINGS FOR HOLDERS OF A SHARES

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

1.	To consider the resolution regarding the proposal of the non-public issue of A Shares and then non-public issue of H Shares of the Company (revised version):

The resolution regarding the detailed proposal of the non-public issue of A Shares of the Company

1.01	Types of A Shares to be issued and the par value

The shares to be issued under this issuance are domestic listed RMB ordinary shares (A Shares) with par value of RMB1.00 each.

1.02	Issue method and period of A Shares

The A Shares will be issued by way of non-public issue to the targeted subscribers. The Company will choose the appropriate time to issue within the valid period as approved by CSRC and other regulatory authorities.

1.03	Targeted subscribers and subscription method of A Shares

The targeted subscribers of this non-public issue of A Shares are not more than 10 specific investors, including China Southern Air Holding Company (hereinafter referred to as “CSAHC”), the controlling shareholder of the Company. Among them, CSAHC will subscribe for A Shares to be issued in this non-public issuance by its 50.00% stake in MTU Maintenance Zhuhai Co., Ltd. (hereinafter referred to as “MTU Zhuhai”) and a partial of cash. The trading price of 50.00% stake in MTU Zhuhai will be assessed by assessment agencies having the practice qualification of securities and determined based on the assessment results approved or recorded by the state owned assets supervision and administration department. The foregoing assets’ valuation amounted to RMB1.838930 billion as accessed by China United Asset Appraisal Group Limited and as approved and recorded by the state owned assets supervision and administration department, and after MTU Zhuhai 2016 dividend adjustments, the trading price is amounted to RMB1.741080 billion. CSAHC intends to subscribe for not less than 31.00% of the actual issuance size of A Shares in this non-public issuance, and the rest of the investors’ subscription for A Shares in this non-public issuance will be made in cash in RMB. The final number of shares to be subscribed by CSAHC shall be determined by way of signing of supplemental agreement between CSAHC and the Company after the determination of the issue price. CSAHC will not participate in any price bidding process, and will accept the result of market inquiry and make subscription of the A Shares under this non-public issuance at same price subscribed by specific investors.

The other targeted subscribers (other than CSAHC) are securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, financial companies and other qualified investors. The fund management company using two or above funds under its management to make the subscription will be treated as one subscriber; trust investment company as the subscriber can only use its own fund to make the subscription. Under the above scope, the specific subscribers will be determined by bidding process in accordance with Implementation Details of Non-Public Issuance of Shares by Listed Companies (Revised in 2017) ( 《上市 公司非公開發行股票實施細則》(2017年修訂)) after this non-public issue of A Shares being approved by CSRC and other regulatory authorities.

1.04	Issue price of A Shares

According to the Implementation Details of Non-Public Issuance of Shares by Listed Companies (Revised in 2017) ( 《上市公司非公開發行股票實施細則》(2017年修訂)), the price benchmark date of this non-public issue of A Shares shall be the first day of the issuance period.

The issue price of this non-public issue of A Shares shall not be lower than a price determined as the higher of the 90.00% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date, and the most recent net assets value per share of the Company. The final issue price will be determined by the board of directors of the Company or its authorised persons in consultation with the sponsors (lead underwriter) with reference to bid prices in accordance with Implementation Details of Non-Public Issuance of Shares by Listed Companies (Revised in 2017) ( 《上市公司非公開發行股票實施細則》(2017年修訂)) after this non-public issue of A Shares being approved by CSRC and other regulatory authorities. The issue price of this non-public issue of A Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, transfer to share capital from capital reserve and bonus issue during the period from the price benchmark date to the date of issuance. The adjustment methods are set out as follows:

	When distributing cash dividends only, the adjustment formula will be: PA1 = PA0 - DA

‚	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PA1 = PAo/(1 + EA)

ƒ	When distributing cash dividends and issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PA1 = (PA0 - DA)/(1 + EA)

whereas PA1 represents the adjusted issue price, PA0 represents the issue price before adjustment, DA represents cash dividends per Share and EA represents the number of bonus shares per Share or the number of Shares resulting from capitalisation of capital reserve to be issued for each Share.

The average trading price of the A Shares in the 20 trading days preceding the price benchmark date = the total trading amount of A Shares traded in the 20 trading days preceding the price benchmark date/the total volume of A Shares traded in the 20 trading days preceding the price benchmark date.

1.05	Issue size of A Shares and number of shares to be issued

The number of A Shares to be issued under this non-public issue is not more than 1,800,000,000 new A Shares (including 1,800,000,000 A Shares), and the total issue size is up to RMB9,500.00 million (including RMB9,500.00 million). The final number of shares to be issued will be counted to single digits.

The number of the A Shares to be issued under this non-public issue of A Shares will be adjusted in case of ex-right or ex-dividend events including bonus issue and transfer to share capital from capital reserve during the period from the date of the meeting of board of directors for determining the non-public issue of A Shares to the date of issuance. The adjustment formula is set out as follows:

QA1 = QA0 x (1 + EA)

whereas QA1 represents the number of Shares to be issued after adjustment, QA0 represents the maximum number of Shares to be issued before adjustment, EA represents the number of bonus shares per Share or the number of Shares resulting from capitalisation of capital reserve to be issued for each Share.

1.06	Lock-up period of A Shares

The shares to be subscribed by CSAHC shall not be transferred within 36 months from the completion date of this non-public issue of A Shares. The shares to be subscribed by other specific subscribers shall not be transferred within 12 months from the completion date of this non-public issue of A Shares.

1.07	Proceeds raised and the use of proceeds of A Shares

The total size of this non-public issue of A Shares will be not more than RMB9,500 million (including RMB9,500 million), among which, CSAHC will subscribe with its 50.00% equity interest held in MTU Zhuhai and partly in cash for a proposed subscription percentage no less than 31.00% of the actual issue size of the issuance, while other investors shall subscribe in RMB cash. The trading price of 50.00% stake in MTU Zhuhai will be assessed by assessment agencies having the practice qualification of securities and determined based on the assessment results approved or recorded by the state owned assets supervision and administration department. The foregoing assets’ valuation amounted to RMB1.838930 billion as accessed by China United Asset Appraisal Group Limited and as approved and recorded by the state owned assets supervision and administration department, and after MTU Zhuhai 2016 dividend adjustments, the trading price is amounted to RMB1.741080 billion. The proceeds raised in cash from this non-public issue of A Shares will be not more than RMB7,758,920,000.

The proceeds raised in cash from this non-public issue of A Shares (after deduction of relevant expenses for the issuance) will be invested into the following projects:

              Unit: RMB10,000

Serial No.	Project Name	Total Investment Amount	Proceeds to be Invested not Exceeding

1	Procurement of 41 aircraft	4,074,696.00	765,415.00
2	Selection and installation of lightweight seat for A320 series aircraft	13,226.00	10,477.00
	Total	4,087,922.00	775,892.00

If the actual proceeds to be raised in cash from this non-public issue of A Shares (after deduction of relevant expenses for the issuance) are less than the aggregate amount of the proceeds proposed to be invested in the aforementioned projects, the Company will make up for the shortfall by utilising self-raised funds. Before the actual receipt of the proceeds to be raised from this non-public issue of A Shares, the Company will, depending on the actual situations of the progress of the projects, finance these projects by self-raised funds, which will be replaced once the proceeds from the issuance have been received.

1.08	Place of listing of A Shares

The A Shares issued under this non-public issue will be listed and traded on The Shanghai Stock Exchange after the expiry of the lock-up period.

1.09	The arrangement for the undistributed profits accumulated before the non-public issue of A Shares

The Company’s undistributed profits accumulated prior to the non-public issue of A Shares shall be shared by all the new and existing shareholders of the Company after the completion of the non-public issue of A Shares.

1.10	Validity period of this resolution under the non-public issue of A Shares

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to this non-public issue of A Shares at the EGM and class general meetings.

The resolution regarding the detailed proposal of the non-public issue of H Shares of the Company

1.11	Types of H Shares to be issued and the par value

The shares to be issued under this issuance are overseas listed ordinary shares (H Shares) with par value of RMB1.00 each.

1.12	Issue method and period of H Shares

The H Shares will be issued by way of non-public issue to a targeted subscriber at appropriate time within the valid period as approved by CSRC.

1.13	Targeted subscriber and subscription method of H Shares

Targeted subscriber: Nan Lung Holdings Limited (or a wholly-owned subsidiary appointed by CSAHC).

Subscription method: the target subscriber will subscribe for the shares in cash.

1.14	Issue price of H Shares

The issue price of this non-public issue of H Shares is the average trading price of the H Shares in the 20 trading days preceding the date of the fifteenth meeting of the seventh session of the board of directors held on (the “Date of Board Meeting”), i.e. HK$6.27 per H Share (the average trading price of the H Shares in the 20 trading days preceding the Date of Board Meeting = the total trading amount of H Shares traded in the 20 trading days preceding the Date of Board Meeting/the total volume of H Shares traded in the 20 trading days preceding the Date of Board Meeting). The issue price of the H Shares to be issued under this non-public issue of H Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, transfer to share capital from capital reserve and bonus issue during the period from the resolution announcement date of the meeting of board of directors to the date of issuance. The adjustment methods are set out as follows:

	When distributing cash dividends only, the adjustment formula will be: PH = PH0 - DH

‚	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PH = PH0/(1 + EH)

ƒ	When distributing cash dividends and issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PH = (PH0 - DH)/(1 + EH)

whereas PH0 represents the issue price before adjustment, PH represents the adjusted issue price, DH represents cash dividends per Share and EH represents the number of bonus shares per Share or the number of Shares resulting from capitalisation of capital reserve to be issued for cash.

The Company has completed the implementation of the 2016 profit distribution plan on 26 July 2017, in which a cash dividend of RMB1 per 10 Shares (equivalent to HK$1.144 per 10 Shares) (tax inclusive) has been distributed, the issue price of this non-public issuance of H shares will be adjusted to HK$6.156 per share accordingly.

1.15	Issue size of H Shares and number of shares to be issued

Issue size: the total gross proceeds to be raised from this non-public issue of H Shares shall be no more than HK$3,699.30 million (including HK$3,699.30 million).

The number of shares to be issued: the number of H Shares to be issued under this non-public issue of H Shares shall be no more than 590,000,000 H Shares (including 590,000,000 H Shares). The number of the H Shares to be issued under this non-public issue of H Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue and transfer to share capital from capital reserve during the period from the resolution announcement date of the meeting of board of directors to the date of issuance of the such new H Shares. The adjustment formula is set out as follows:

QH1 = QH0 x PH0/PH

whereas QH1 represents the number of Shares to be issued after adjustment, QH0 represents the number of Shares to be issued before adjustment, PH0 represents the issue price before the adjustment and PH represents the adjusted issue price.

The Company has completed the implementation of the 2016 profit distribution plan on 26 July 2017, in which a cash dividend of RMB1 per 10 Shares (equivalent to HK$1.144 per 10 Shares) (tax inclusive) has been distributed, the number of H shares to be issued under this non-public issue of H Shares will be adjusted to not exceed 600,925,925 shares (including 600,925,925 shares) accordingly.

1.16	Lock-up period of H Shares

The targeted subscriber undertakes that it shall not deal or transfer the H Shares to be obtained under the non-public issue of H Shares within 36 months from the completion date of the non-public issue of H Shares except for the transfer of the H Shares to a wholly-owned or controlled (either directly or indirectly) subsidiary of CSAHC as permitted by the laws of the PRC, other laws applicable to the Company and the listing rules of the stock market where the Company is listed. The said transferee will be subject to the same lock-up period. If there are any different requirements by CSRC and the stock market where the Company is listed, the subscriber has agreed to comply with such requirements. The subscriber shall issue relevant lock-up undertaking in relation to the shares to be subscribed under this non-public issue of H Shares according to the PRC laws, regulations, relevant requirements of the stock market where the Company is listed and the requirement of the Company. The subscriber can pledge or create other securities interest for all or partial of the H Shares to be obtained under this non-public of issue during the lock-up period, but the formalities for registration of transferring such shares due to the pledge or other forms of securities is still subject to the lock-up period.

1.17	Use of proceeds of H Shares

The proceeds from the non-public issue of H Shares, after deduction of relevant expenses, will be used to supplement general operating funds of the Company.

1.18	Listing arrangement of H Shares

The Company will make the applications to The Stock Exchange of Hong Kong Limited (hereinafter referred to as “Stock Exchange”) for the listing of, and permission to deal in, the H Shares to be issued under this non-public issue. H Shares issued under this non-public issue can traded on the Stock Exchange after the expiry of the lock-up period.

1.19	The arrangement for the undistributed profits accumulated before the non-public issue of H Shares

The Company’s undistributed profits accumulated prior to the non-public issue of H Shares shall be shared by all the new and existing shareholders of the Company after the completion of the non-public issue of H Shares.

1.20	Validity period of this resolution regarding the non-public issue of H Shares

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to this non-public issue of H Shares at the EGM and class general meetings.

1.21	The relationship between the non-public issue of A Shares and the non-public issue of H Shares

The non-public issue of A Shares and the non-public issue of H Shares are interconditional upon each other, that is: If either the non-public issue of A Shares or the non-public issue of H Shares is not obtained all approvals or permissions as required by the applicable laws and regulations, including but not limited to the approvals or permissions from internal approval authorities of CSAHC, the general meeting of the Company, the A Share class general meeting, the H Share class general meeting, State-owned Assets Supervision and Administration Commission of the State Council of the PRC, Civil Aviation Administration of China Central and Southern Regional Administration, CSRC and other regulatory authorities, the implementation of either the non-public issue of A Shares or the non-public issue of H Shares will not be conducted.”

2.	To consider the resolution regarding the preliminary proposal of the non-public issue of A Shares (revised version).

3.	To consider the resolution regarding the connected transactions involved in the non-public issue of A Shares and the non-public issue of H Shares (revised version).

4.	To consider the resolution regarding the conditional Subscription Agreement relating to the subscription of the A Shares under the non-public issue of A Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.

5.	To consider the resolution regarding the Supplemental Agreement to the conditional A Share Subscription Agreement entered between the Company and the specific entity.

6.	To consider the resolution regarding the conditional Subscription Agreement relating to the subscription of the H Shares under the non-public issue of H Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.

MEETINGS FOR HOLDERS OF H SHARES

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

1.	To consider the resolution regarding the proposal of the non-public issue of A Shares and the non-public issue of H Shares of the Company (revised version):

The resolution regarding the detailed proposal of the non-public issue of A Shares of the Company

1.01	Types of A Shares to be issued and the par value

The shares to be issued under this issuance are domestic listed RMB ordinary shares (A Shares) with par value of RMB1.00 each.

1.02	Issue method and period of A Shares

The A Shares will be issued by way of non-public issue to the targeted subscribers. The Company will choose the appropriate time to issue within the valid period as approved by CSRC and other regulatory authorities.

1.03	Targeted subscribers and subscription method of A Shares

The targeted subscribers of this non-public issue of A Shares are not more than 10 specific investors, including China Southern Air Holding Company (hereinafter referred to as “CSAHC”), the controlling shareholder of the Company. Among them, CSAHC will subscribe for A Shares to be issued in this non-public issuance by its 50.00% stake in MTU Maintenance Zhuhai Co., Ltd. (hereinafter referred to as “MTU Zhuhai”) and a partial of cash. The trading price of 50.00% stake in MTU Zhuhai will be assessed by assessment agencies having the practice qualification of securities and determined based on the assessment results approved or recorded by the state owned assets supervision and administration department. The foregoing assets’ valuation amounted to RMB1.838930 billion as accessed by China United Asset Appraisal Group Limited and as approved and recorded by the state owned assets supervision and administration department, and after MTU Zhuhai 2016 dividend adjustments, the trading price is amounted to RMB1.741080 billion. CSAHC intends to subscribe for not less than 31.00% of the actual issuance size of A Shares in this non-public issuance, and the rest of the investors’ subscription for A Shares in this non-public issuance will be made in cash in RMB. The final number of shares to be subscribed by CSAHC shall be determined by way of signing of supplemental agreement between CSAHC and the Company after the determination of the issue price. CSAHC will not participate in any price bidding process, and will accept the result of market inquiry and make subscription of the A Shares under this non-public issuance at same price subscribed by specific investors.

The other targeted subscribers (other than CSAHC) are securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, financial companies and other qualified investors. The fund management company using two or above funds under its management to make the subscription will be treated as one subscriber; trust investment company as the subscriber can only use its own fund to make the subscription. Under the above scope, the specific subscribers will be determined by bidding process in accordance with Implementation Details of Non-Public Issuance of Shares by Listed Companies (Revised in 2017) ( 《上市 公司非公開發行股票實施細則》(2017年修訂)) after this non-public issue of A Shares being approved by CSRC and other regulatory authorities.

1.04	Issue price of A Shares

According to the Implementation Details of Non-Public Issuance of Shares by Listed Companies (Revised in 2017) ( 《上市 公司非公開發行股票實施細則》(2017年修訂)), the price benchmark date of this non-public issue of A Shares shall be the first day of the issuance period.

The issue price of this non-public issue of A Shares shall not be lower than a price determined as the higher of the 90.00% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date, and the most recent net assets value per share of the Company. The final issue price will be determined by the board of directors of the Company or its authorised persons in consultation with the sponsors (lead underwriter) with reference to bid prices in accordance with Implementation Details of Non-Public Issuance of Shares by Listed Companies (Revised in 2017) () after this non-public issue of A Shares being approved by CSRC and other regulatory authorities. The issue price of this non-public issue of A Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, transfer to share capital from capital reserve and bonus issue during the period from the price benchmark date to the date of issuance. The adjustment methods are set out as follows:

	When distributing cash dividends only, the adjustment formula will be: PA1 = PA0 – DA

‚	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PA1 = PA0/(1 + EA)

ƒ	When distributing cash dividends and issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PA1 = (PA0 - DA)/(1 + EA)

whereas PA1 represents the adjusted issue price, PA0 represents the issue price before adjustment, DA represents cash dividends per Share and EA represents the number of bonus shares per Share or the number of Shares resulting from capitalisation of capital reserve to be issued for cash Share.

The average trading price of the A Shares in the 20 trading days preceding the price benchmark date = the total trading amount of A Shares traded in the 20 trading days preceding the price benchmark date/the total volume of A Shares traded in the 20 trading days preceding the price benchmark date.

1.05	Issue size of A Shares and number of shares to be issued

The number of A Shares to be issued under this non-public issue is not more than 1,800,000,000 new A Shares (including 1,800,000,000 A Shares), and the total issue size is up to RMB9,500.00 million (including RMB9,500.00 million). The final number of shares to be issued will be counted to single digits.

The number of the A Shares to be issued under this non-public issue of A Shares will be adjusted in case of ex-right or ex-dividend events including bonus issue and transfer to share capital from capital reserve during the period from the date of the meeting of board of directors for determining the non-public issue of A Shares to the date of issuance. The adjustment formula is set out as follows:

QA1 = QA0 x (1 + EA)

whereas QA1 represents the number of Shares to be issued after adjustment, QA0 represents the maximum number of Shares to be issued before adjustment, EA represents the number of bonus shares per Share or the number of Shares resulting from capitalisation of capital reserve to be issued for each Share.

1.06	Lock-up period of A Shares

The shares to be subscribed by CSAHC shall not be transferred within 36 months from the completion date of this non-public issue of A Shares. The shares to be subscribed by other specific subscribers shall not be transferred within 12 months from the completion date of this non-public issue of A Shares.

1.07	Proceeds raised and the use of proceeds of A Shares

The total size of this non-public issue of A Shares will be not more than RMB9,500 million (including RMB9,500 million), among which, CSAHC will subscribe with its 50.00% equity interest held in MTU Zhuhai and partly in cash for a proposed subscription percentage no less than 31.00% of the actual issue size of the issuance, while other investors shall subscribe in RMB cash. The trading price of 50.00% stake in MTU Zhuhai will be assessed by assessment agencies having the practice qualification of securities and determined based on the assessment results approved or recorded by the state owned assets supervision and administration department. The foregoing assets’ valuation amounted to RMB1.838930 billion as accessed by China United Asset Appraisal Group Limited and as approved and recorded by the state owned assets supervision and administration department, and after MTU Zhuhai 2016 dividend adjustments, the trading price is amounted to RMB1.741080 billion. The proceeds raised in cash from this nonpublic issue of A Shares will be not more than RMB7,758,920,000.

The proceeds raised in cash from this non-public issue of A Shares (after deduction of relevant expenses for the issuance) will be invested into the following projects:

   Unit: RMB10,000

Serial No.	Project Name	Total Investment Amount	Proceeds to be Invested not Exceeding

1	Procurement of 41 aircraft	4,074,696.00	765,415.00
	Selection and installation of lightweight seat for A320 series aircraft	13,226.00	10,477.00
2	Total	4,087,922.00	775,892.00

If the actual proceeds to be raised in cash from this non-public issue of A Shares (after deduction of relevant expenses for the issuance) are less than the aggregate amount of the proceeds proposed to be invested in the aforementioned projects, the Company will make up for the shortfall by utilising self-raised funds. Before the actual receipt of the proceeds to be raised from this non-public issue of A Shares, the Company will, depending on the actual situations of the progress of the projects, finance these projects by self-raised funds, which will be replaced once the proceeds from the issuance have been received.

1.08	Place of listing of A Shares

The A Shares issued under this non-public issue will be listed and traded on The Shanghai Stock Exchange after the expiry of the lock-up period.

1.09	The arrangement for the undistributed profits accumulated before the non-public issue of A Shares

The Company’s undistributed profits accumulated prior to the non-public issue of A Shares shall be shared by all the new and existing shareholders of the Company after the completion of the non-public issue of A Shares.

1.10	Validity period of this resolution regarding the non-public issue of A Shares

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to this non-public issue of A Shares at the EGM and class general meetings.

The resolution regarding the detailed proposal of the non-public issue of H Shares of the Company

1.11	Types of H Shares to be issued and the par value

The shares to be issued under this issuance are overseas listed ordinary shares (H Shares) with par value of RMB1.00 each.

1.12	Issue method and period of H Shares

The H Shares will be issued by way of non-public issue to a targeted subscriber at appropriate time within the valid period as approved by CSRC.

1.13	Targeted subscriber and subscription method of H Shares

Targeted subscriber: Nan Lung Holdings Limited (or a wholly-owned subsidiary appointed by CSAHC).

Subscription method: the target subscriber will subscribe for the shares in cash.

1.14	Issue price of H Shares

The issue price of this non-public issue of H Shares is the average trading price of the H Shares in the 20 trading days preceding the date of the fifteenth meeting of the seventh session of the board of directors held on (the “Date of Board Meeting”), i.e. HK$6.27 per H Share (the average trading price of the H Shares in the 20 trading days preceding the Date of Board Meeting = the total trading amount of H Shares traded in the 20 trading days preceding the Date of Board Meeting/the total volume of H Shares traded in the 20 trading days preceding the Date of Board Meeting). The issue price of the H Shares to be issued under this non-public issue of H Shares will be adjusted in case of ex-right or exdividend events including distribution of dividend, transfer to share capital from capital reserve and bonus issue during the period from the resolution announcement date of the meeting of board of directors to the date of issuance. The adjustment methods are set out as follows:

	When distributing cash dividends only, the adjustment formula will be: PH = PH0 - DH

‚	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PH = PH0/(1 + EH)

ƒ	When distributing cash dividends and issuing bonus shares or capitalising capital reserve, the adjustment formula will be: PH = (PH0 - DH)/(1 + EH)

whereas PH0 represents the issue price before adjustment, PH represents the adjusted issue price, DH represents cash dividends per Share and EH represents the number of bonus shares per Share or the number of Shares resulting from capitalisation of capital reserve to be issued for each share.

The Company has completed the implementation of the 2016 profit distribution plan on 26 July 2017, in which a cash dividend of RMB1 per 10 Shares (equivalent to HK$1.144 per 10 Shares) (tax inclusive) has been distributed, the issue price of this non-public issuance of H shares will be adjusted to HK$6.156 per share accordingly.

1.15	Issue size of H Shares and number of shares to be issued

Issue size: the total gross proceeds to be raised from this non-public issue of H Shares shall be no more than HK$3,699.30 million (including HK$3,699.30 million).

The number of shares to be issued: the number of H Shares to be issued under this non-public issue of H Shares shall be no more than 590,000,000 new H Shares (including 590,000,000 H Shares). The number of the H Shares to be issued under this non-public issue of H Shares will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue and transfer to share capital from capital reserve during the period from the resolution announcement date of the meeting of board of directors to the date of issuance of the such new H Shares. The adjustment formula is set out as follows:

QH1 = QH0 x PH0/PH

whereas QH1 represents the number of Shares to be issued after adjustment, QH0 represents the maximum number of Shares to be issued before adjustment, PH0 represents the issue price before the adjustment and PH represents the adjusted issue price.

The Company has completed the implementation of the 2016 profit distribution plan on 26 July 2017, in which a cash dividend of RMB1 per 10 Shares (equivalent to HK$1.144 per 10 Shares) (tax inclusive) has been distributed, the number of H shares to be issued under this non-public issue of H Shares will be adjusted to not exceed 600,925,925 shares (including 600,925,925 shares) accordingly.

1.16	Lock-up period of H Shares

The targeted subscriber undertakes that it shall not deal or transfer the H Shares to be obtained under the non-public issue of H Shares within 36 months from the completion date of the non-public issue of H Shares except for the transfer of the H Shares to a wholly-owned or controlled (either directly or indirectly) subsidiary of CSAHC as permitted by the laws of the PRC, other laws applicable to the Company and the listing rules of the stock market where the Company is listed. The said transferee will be subject to the same lock-up period. If there are any different requirements by CSRC and the stock market where the Company is listed, the subscriber has agreed to comply with such requirements. The subscriber shall issue relevant lock-up undertaking in relation to the shares to be subscribed under this non-public issue of H Shares according to the PRC laws, regulations, relevant requirements of the stock market where the Company is listed and the requirement of the Company. The subscriber can pledge or create other securities interest for all or partial of the H Shares to be obtained under this non-public of issue during the lock-up period, but the formalities for registration of transferring such shares due to the pledge or other forms of securities is still subject to the lock-up period.

1.17	Use of proceeds of H Shares

The proceeds from the non-public issue of H Shares, after deduction of relevant expenses, will be used to supplement general operating funds of the Company.

1.18	Listing arrangement of H Shares

The Company will make the applications to The Stock Exchange of Hong Kong Limited (hereinafter referred to as “Stock Exchange”) for the listing of, and permission to deal in, the H Shares to be issued under this non-public issue. H Shares issued under this nonpublic issue can traded on the Stock Exchange after the expiry of the lock-up period.

1.19	The arrangement for the undistributed profits accumulated before the non-public issue of H Shares

The Company’s undistributed profits accumulated prior to the non-public issue of H Shares shall be shared by all the new and existing shareholders of the Company after the completion of the non-public issue of H Shares.

1.20	Validity period of this resolution regarding the non-public issue of H Shares

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to this non-public issue of H Shares at the EGM and class general meetings.

1.21	The relationship between the non-public issue of A Shares and the non-public issue of H Shares

The non-public issue of A Shares and the non-public issue of H Shares are interconditional upon each other, that is: If either the non-public issue of A Shares or the non-public issue of H Shares is not obtained all approvals or permissions as required by the applicable laws and regulations, including but not limited to the approvals or permissions from internal approval authorities of CSAHC, the general meeting of the Company, the A Share class general meeting, the H Share class general meeting, State-owned Assets Supervision and Administration Commission of the State Council of the PRC, Civil Aviation Administration of China Central and Southern Regional Administration, CSRC and other regulatory authorities, the implementation of either the non-public issue of A Shares or the non-public issue of H Shares will not be conducted.”

2.	To consider the resolution regarding the preliminary proposal of the non-public issue of A Shares (revised version).

3.	To consider the resolution regarding the connected transactions involved in the non-public issue of A Shares and the non-public issue of H Shares (revised version).

4.	To consider the resolution regarding the conditional Subscription Agreement relating to the subscription of the A Shares under the non-public issue of A Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.

5.	To consider the resolution regarding the Supplemental Agreement to the conditional A Share Subscription Agreement entered between the Company and the specific entity.

6.	To consider the resolution regarding the conditional Subscription Agreement relating to the subscription of the H Shares under the non-public issue of H Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

22 September 2017

As at the date of this notice, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent nonexecutive Directors.

Notes:

1.	Persons who are entitled to attend the EGM and the Class Meetings

a.	Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company respectively, on Monday, 9 October 2017 (“Eligible Shareholders”) or their representatives are entitled to attend the EGM and the Class Meetings after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the EGM and the Class Meetings. Holders of A Shares shall receive a notice separately.

b.	The directors, supervisors and senior management of the Company.

c.	Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2.	Registration procedures for attending the EGM and the Class Meetings

a.	Eligible Shareholders who intend to attend the EGM and/or the Class Meetings either in person or by proxy must deliver to the Company on or before Wednesday, 18 October 2017, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip(s), which is attached to the notices of the EGM and the Class Meetings as Attachment A.

b.	When attending the EGM and the Class Meetings, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM and the Class Meetings shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c.	Holders of H Shares who intend to attend the EGM and the Class Meetings must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited., the registrar of H Shares, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, at or before 4:30 p.m. on Friday, 6 October 2017.

d.	9 October 2017 to 8 November 2017 (both days inclusive), during which period no transfer of H Shares will be registered.

3.	Proxies

a.	An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and the Class Meetings and vote on his/her behalf. A proxy does not need to be a Shareholder. Each holder of H Shares who is entitled to attend and vote at the class meeting for the holders of H Shares may appoint one or more proxies to attend and vote on his or her behalf at the class meeting. Proxies of a holder of H Shares who has appointed more than one proxy may only vote on a poll. Each holder of A Shares who is entitled to attend and vote at the class meeting for the A Shares may appoint one or more proxies to attend and vote on his or her behalf at the class meeting. Proxies of a holder of A Shares who has appointed more than one proxy may only vote on a poll.

b.	A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the EGM, which is attached to the notices of EGM and the Class Meetings as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

c.	To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the EGM and the Class Meetings. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM and/or the Class Meetings, must be lodged with Hong Kong Registrars Limited within the same period of time.

4.	Miscellaneous

a.	The EGM and the Class Meetings are expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b.	The address of the headquarter of the Company is:

1st Floor, No. 278 Ji Chang Road

Guangzhou 510405, Guangdong Province

People’s Republic of China

Telephone No.: (+86) 20-8611 2480

Facsimile No.: (+86) 20-8665 9040

Website: www.csair.com

Contact person: Xiao Nan

c.	Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the EGM and the Class Meetings shall be voted by poll.

d.	China Southern Air Holding Company and its associates are required to abstain from voting on the abovementioned (i) ordinary resolution No. 3, and special resolutions No. 7 to 12 and No. 14 at the EGM; and (ii) special resolutions No. 1 to 6 at the Class Meetings.

- 27 -